UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

TRITON EMISSION SOLUTIONS INC.
(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

89678J 102
(CUSIP Number)

ROBERT C. KOPPLE
10866 Wilshire Blvd., Suite 1500
Los Angeles, CA 90024
Tel: (310) 475-1444
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 8, 2014
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box [X].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89678J 102

1.	Names of Reporting Persons: KF BUSINESS VENTURES, LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Sources of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: N/A

8.	Shared Voting Power: 28,021,213 shares of common stock

9.	Sole Dispositive Power: N/A

10.	Shared Dispositive Power: 28,021,213 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,021,213 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 26.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89678J 102

1.	Names of Reporting Persons: KOPPLE FINANCIAL, INC.

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Sources of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: California

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: N/A

8.	Shared Voting Power: 28,021,213 shares of common stock

9.	Sole Dispositive Power: N/A

10.	Shared Dispositive Power: 28,021,213 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 28,021,213 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 26.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 89678J 102

1.	Names of Reporting Persons: ROBERT C. KOPPLE

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [X]

3.	SEC Use Only

4.	Sources of Funds (See Instructions): WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): N/A

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially by Owned by Each Reporting Person With:
7.	Sole Voting Power: 1,710,000 shares of common stock

8.	Shared Voting Power: 28,021,213 shares of common stock

9.	Sole Dispositive Power: 1,710,000 shares of common stock

10.	Shared Dispositive Power: 28,021,213 shares of common stock

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 29,731,213 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Exceeds Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 27.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 89678J 102

ITEM 1.

SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is shares of Common Stock, par value $0.001 per share, of TRITON EMISSION SOLUTIONS INC. (formerly Poly Shield Technologies Inc.) (the “Issuer”).  The principal executive office of the Issuer is located at 151 San Francisco St., Suite 201, San Juan, PR 00901.

ITEM 2.

IDENTITY AND BACKGROUND

(a)

This Schedule 13D is being filed by:

(i)

KF Business Ventures, LP, a California limited partnership (“KFBV”);

(ii)

Kopple Financial, Inc., a California corporation, as the sole general partner of KFBV;

(iii)

Robert C. Kopple, an individual, as sole trustee of the E.L. II Properties Trust Dated 7/1/1983 and as sole executive officer and sole director of Kopple Financial.

Each of the forgoing may be referred to individually in this information statement as a “Reporting Person”, and collectively as the "Reporting Persons".

(b)

The principal business address for each of the Reporting Persons is 10866 Wilshire Blvd., Suite 1500, Los Angeles, CA 90024.

(c)

The principal business of KFBV and Kopple Financial is investing in businesses and securities.  Mr. Kopple’s principal occupation is as an attorney with the law firm of Kopple & Klinger, LLP, at the business address identified under Item 2(b) of this information statement.

(d)

No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

Each of KFBV and Kopple Financial were formed under the laws of the State of California.  Mr. Kopple is a citizen of the United States of America.

ITEM 3.

SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

$2,000,000 Loan from KFBV to Issuer

In January 2014, the Issuer issued to KFBV warrants (the “January 2014 Warrants”) for the purchase of up to 6,200,000 shares of the Issuer’s common stock as partial consideration for KFBV’s agreement to lend to the Issuer the aggregate principal amount of $2,000,000 (the “January 2014 Loan”).

CUSIP No. 89678J 102

In March 2014, the Issuer issued to KFBV additional warrants (the “March 2014 Warrants”) for the purchase of up to an additional 704,546 shares of the Issuer’s common stock as partial consideration for certain amendments to the terms of the January 2014 Loan.

In September 2014, the Issuer issued to KFBV additional warrants (the “September 2014 Warrants”) for the purchase of up to an additional 2,350,000 shares of the Issuer’s common stock as partial consideration for additional amendments to the terms of the January 2014 Loan.

The funds loaned by KFBV to the Issuer under the January 2014 Loan were from KFBV’s own working capital.

$2,400,000 Loan from KFBV to Issuer

In July 2014, the Issuer issued to KFBV additional warrants (the “July 2014 Warrants”) for the purchase of up to 9,600,000 additional shares of the Issuer’s common stock as partial consideration for an additional loan from KFBV to the Issuer in the aggregate principal amount of $2,400,000 (the “July 2014 Loan”).

The funds loaned by KFBV to the Issuer under the July 2014 Loan were from KFBV’s own working capital.

Private Share Purchases

In August 2014 KFBV purchased 1,166,667 shares of the Issuer’s common stock in a private transaction at an aggregate purchase price of $100,000.

In July 2014, KFBV purchased from Rasmus Norling, 4,000,000 shares of the Issuer’s common stock in a private transaction for an aggregate purchase price of $2,000,000.  In November 2014, KFBV purchased an additional 2,000,000 shares of the Issuer’s common stock from Mr. Norling in a private transaction at an aggregate purchase price of $1,000,000. On February 2, 2015, KFBV purchased an additional 2,000,000 shares of the Issuer’s common stock from Mr. Norling in a private transaction at an aggregate purchase price of $1,000,000.

Grant of Stock Options to Mr. Kopple

In September 2014, the Issuer issued to Mr. Kopple stock options (the “Kopple Options”) for the purchase of up to 2,500,000 shares of the Issuer’s common stock under the Issuer’s 2014 Stock Option Plan in consideration for Mr. Kopple’s agreement to act as Chairman of the Issuer’s Board of Directors. The Kopple Options are subject to vesting at a rate of 500,000 shares per year, subject to certain early vesting and early termination provisions.

CUSIP No. 89678J 102

Open Market Share Purchases

Between November 2013 and April 2014, Mr. Kopple, as sole trustee for the E.L. II Properties Trust Dated 7/1/1983 (the “Trust”), purchased 1,050,000 shares of the Issuer’s common stock in open market purchases.  The aggregate purchase price for these shares was $1,072,571.53.  Between February 12, 2015 and February 17, 2015, the Trust purchased an additional 160,000 shares of the Issuer’s common stock in open market purchases for an aggregate price of $27,298.  Mr. Kopple has sole voting power and sole dispositive power over the shares held by the Trust.  These purchases were made using the Trust’s own working capital.

ITEM 4.

PURPOSE OF TRANSACTION.

The securities beneficially owned by the Reporting Persons were acquired for investment purposes.

On July 28, 2014, KFBV, entered into a letter agreement with Rasmus Norling whereby KFBV agreed to purchase an aggregate of 8,000,000 shares of Common Stock from Mr. Norling at a price of $0.50 per share.  Closing of the purchase from Mr. Norling was originally scheduled to occur in two installments.  On November 3, 2014, the KFBV and Mr. Norling amended the letter agreement to change the closing arrangements to occur over three installments.  The first installment of 4,000,000 shares was purchased by KFBV on August 4, 2014.  The second installment of 2,000,000 shares was purchased by KFBV on November 4, 2014.  The last installment of 2,000,000 shares was purchased by KFBV on February 2, 2015.

Pursuant to the terms of the July 2014 Loan, Mr. Kopple was appointed as Chairman of the Issuer’s Board of Directors effective September 8, 2014.  As Chairman, Mr. Kopple will discuss with the Issuer’s management and other members of the Issuer’s Board of Directors matters related to the Issuer, including, but not limited, to, the business, operations and finances of the Issuer.  Mr. Kopple may, from time to time, discuss or make proposals to the other members of the Issuer’s Board of Directors those matters set forth in paragraphs (a) through (j) of this Item 4.

The Reporting Persons may, in the future, exercise the warrants and the options held by them.  In addition, the Reporting Persons may, from time to time, acquire additional securities of the Issuer and retain or sell all or a portion of the Issuer’s securities held by the Reporting Persons in open market transactions or in privately negotiated transactions.

As of the date hereof, and except as otherwise disclosed above, the Reporting Persons do not have any plans or proposals which relate to or would result in:

(a)

the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)

an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)

a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

CUSIP No. 89678J 102

(d)

any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)

any material change in the present capitalization or dividend policy of the Issuer;

(f)

any other material change in the Issuer’s business or corporate structure;

(g)

changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)

a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)

any action similar to any of those enumerated above.

ITEM 5.

INTEREST IN SECURITIES OF THE ISSUER.

(a)

Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Name	Title of Security	Amount	Percentage of Shares of Common Stock*
KF Business Ventures, LP	Common Stock	28,021,213(1)	26.2%
Kopple Financial, Inc.	Common Stock	28,021,213(1)	26.2%
Robert C. Kopple	Common Stock	29,731,213(1)(2)	27.7%

*

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Schedule 13D Statement. As of February 19, 2015, the Issuer had 88,095,005 shares of common stock, issued and outstanding.

CUSIP No. 89678J 102

(1)

KFBV is the direct beneficial owner of 28,021,213 shares of the Issuer’s common stock.  Kopple Financial, as the sole general partner of KFBV, and Mr. Kopple, as the sole executive officer and sole director of Kopple Financial, are the indirect beneficial owners of the securities of the Issuer held directly by KFBV, with shared voting and dispositive power over those securities.  The shares of the Issuer listed as beneficially owned by KFBV consist of (i) 9,166,667 shares of the Issuer’s common stock held directly by KFBV; (ii) warrants to purchase up to 2,450,000 shares of the Issuer’s common stock at a price of $0.50 per share, expiring January 15, 2016; (iii) warrants to purchase up to 4,454,546 shares of the Issuer’s common stock at a price of $0.50 per share, expiring January 15, 2018; (iv) warrants to purchase up to 2,350,000 shares of the Issuer’s common stock at a price of $0.50 per share, expiring January 15, 2019; and (v) warrants to purchase 9,600,000 shares of the Issuer’s common stock at a price of $0.50 per share, expiring September 1, 2019.

(2)

The shares of the Issuer listed as beneficially owned by Mr. Kopple include (i) the shares beneficially owned by KFBV; (ii) 1,210,000 shares beneficially owned by Mr. Kopple as trustee for the E.L. II Properties Trust Dated 7/1/1983, over which Mr. Kopple as sole voting and sole dispositive power; and (iii) options to purchase up to 500,000 shares of the Issuer’s common stock exercisable at a price of $0.50 per share, expiring September 1, 2019.  In addition, Mr. Kopple has been granted options for the purchase of up to 2,000,000 additional shares of the Issuer’s common stock pursuant to the Issuer’s 2014 Stock Option Plan, which options vest at a rate of 500,000 shares on September 1 of 2015, 2016, 2017 and 2018, subject to certain early vesting provisions.  The shares issuable pursuant to these options have not been included in the shares beneficially owned by Mr. Kopple as they are not exercisable within the next 60 days, subject to the triggering of certain early vesting provisions.

(b)

Power to Vote and Dispose of the Issuer Shares:

Kopple Financial, as the sole general partner of KFBV, and Mr. Kopple, as the sole executive officer and sole director of Kopple Financial, may be deemed to share voting and dispositive power with respect to all of the securities of the Issuer beneficially owned by KFBV.

(c)

Transactions Effected During the Past 60 Days:

The information required by this Item 5(c) is provided in Items 3 and 4 of this information statement.

(d)

Right of Others to Receive Dividends or Proceeds of Sale:

No person has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of the Shares other than the Reporting Persons.

(e)

Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

CUSIP No. 89678J 102

ITEM 6.

CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information required by this Item 6 is provided in Items 3, 4 and 7 of this information statement.

ITEM 7.

MATERIAL TO BE FILED AS EXHIBITS.

1.	Joint Filing Agreement dated as of February 19, 2015 among KF Business Ventures, LP, Kopple Financial, Inc. and Robert C, Kopple.
2.	Loan Agreement dated January 15, 2014 between the Issuer and KF Business Ventures, LP.(1)
3.	Amendment No. 1 to Loan Agreement between the Issuer and KF Business Ventures, LP dated effective March 10, 2014.(2)
4.	Amendment No. 2 to Loan Agreement between the Issuer and KF Business Ventures, LP dated effective July 29, 2014.(3)
5.	Loan Agreement dated July 28, 2014 between the Issuer and KF Business Ventures, LP.(4)
6.	Letter Agreement dated July 28, 2014 between KF Business Ventures, LP and Rasmus Norling relating to the purchase and sale of 8,000,000 shares of the Issuer’s Common Stock.(5)
7.	Amended and Restated Letter Agreement dated November 3, 2014 between KF Business Ventures, LP and Rasmus Norling relating to the purchase and sale of 8,000,000 shares of the Issuer’s Common Stock(5)
8.	Share Purchase Agreement dated June 26, 2014 between The Estate of Robert Diefendorf, the Robert E. Diefendorf Revocable Trust Dated July 9, 2012, Teak Shield Corp. and KF Business Ventures, LP.
9.	Non-Qualified Stock Option Agreement between the Issuer and Robert C. Kopple dated effective September 8, 2014.(3)

(1)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on February 18, 2014.

(2)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on March 12, 2014.

(3)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on September 12, 2014.

(4)

Filed as an exhibit to the Issuer’s Current Report on Form 8-K filed with the SEC on August 1, 2014.

(5)

Filed as an exhibit to Amendment No. 6 to the Information Statement on Schedule 13D filed by Mr. Norling on January 13, 2015.

CUSIP No. 89678J 102

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 19, 2015
KF BUSINESS VENTURES, LP, a California limited partnership

By: Kopple Financial, Inc.
Its: General Partner

By: /s/ Robert C. Kopple
Robert C. Kopple, President

KOPPLE FINANCIAL, INC., a California corporation

By: /s/ Robert C. Kopple
Robert C. Kopple, President

By: /s/ Robert C. Kopple

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock of TRITON EMISSION SOLUTIONS INC. beneficially owned by each of them and further agree that this Joint Filing Agreement may be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 19th day of February, 2015.

KF BUSINESS VENTURES, LP, a California limited partnership

By: Kopple Financial, Inc.
Its: General Partner

By: /s/ Robert C. Kopple
Robert C. Kopple, President

KOPPLE FINANCIAL, INC., a California corporation

By: /s/ Robert C. Kopple
Robert C. Kopple, President

By: /s/ Robert C. Kopple

1

EXHIBIT 8

SHARE PURCHASE AGREEMENT

THIS SHARE PURCHASE AGREEMENT (this “Agreement”) is made as of the 26th day of June 2014, by and between THE ESTATE OF ROBERT DIEFENDORF (the “Estate”), joined by MARION DIEFENDORF, AS TRUSTEE OF THE ROBERT E. DEIFENDORF REVOCABLE TRUST DATED JULY 9, 2012 (the “Trust”), as the sole devisee of the Estate under the Last Will and Testament of Robert E. Diefendorf (the Estate and Trust being sometimes referred to herein separately as an “Estate Party” and collectively as the “Estate Parties”),   MARION C. DIEFENDORF, an Individual (“Diefendorf”) (the Estate and Diefendorf being sometimes referred to herein separately as a “Seller” and collectively as “Sellers”), and TEAK SHIELD CORP., a Florida corporation, with an executive office located at 11674 Gran Clique Ct., N. Jacksonville, Florida, USA 32223 (“Teak”) (the Estate, the Trust, Diefendorf and Teak being sometimes referred to herein separately as a “Seller Party” and collectively as “Seller Parties”), jointly and severally, on the one hand, and KF BUSINESS VENTURES, LP, a California limited partnership, with executive offices located at 10866 Wilshire Boulevard, Suite 1500, Los Angeles, California USA 90024  (“Purchaser”), on the other hand, with reference to the following facts:

A.

Sellers, collectively, are the owners of record of One Million Six Hundred and Sixty Six Thousand Six Hundred and Sixty Seven (1,666,667) shares  (the “Stock”), previously shares of common stock of GlobeTrac Inc., a Delaware corporation, and now post-consolidated shares of common stock of Poly Shield Technologies Inc., a Delaware corporation (“SHPR”); and

B.

Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, One Million One Hundred Sixty Seven Thousand Six Hundred Sixty Seven (1,167,667) shares of Stock, upon the terms and subject to the conditions contained in this Agreement;

NOW, THEREFORE, in consideration of the premises, the covenants, agreements, representations and warranties hereinafter set forth, the parties, intending to be bound legally, agree as follows:

1.

Upon the terms and subject to the conditions set forth in this Agreement, at Closing (as herein defined), Sellers shall sell, assign and transfer to Purchaser, and Purchaser shall purchase and accept from Sellers, One Million One Hundred Sixty Seven Thousand Six Hundred Sixty Seven (1,167,667) shares of Stock (the “Shares”), consisting of Five Hundred Ninety Five Thousand (595,000) shares of Stock owned of record by the Estate, and Five Hundred Seventy One Thousand Six Hundred Sixty-Seven (571,667) shares of Stock owned of record by Diefendorf, for a purchase price in the aggregate amount of One Hundred Thousand Dollars (US $100,000.00) allocated in the amount of Fifty One Thousand Dollars and Zero Cents (US $51,000.00) to the Estate and in the amount of Forty Nine Thousand Dollars and Zero Cents (US $49,000.00) to Diefendorf (the “Purchase Price”), payable in cash or immediately available funds at Closing.

2.

In order to induce Purchaser to enter into this Agreement, perform its obligations and consummate its purchase of the Shares contemplated hereunder, Sellers, and each of them, jointly and severally, represent and warrant to Purchaser as follows as of the date hereof and as of the Closing Date (as hereinafter defined), upon which Purchaser is entitled to rely:

a.

Sellers are the sole owners of record and sole beneficial owners of the Shares, consisting of not less than Five Hundred Ninety Five Thousand (595,000) shares of Stock owned of record by the Estate, and not less than Five Hundred Seventy One Thousand Six Hundred Sixty-Seven (571,667) shares of Stock owned of record by Diefendorf, free and clear of all liens, claims, encumbrances, security interests, pledges, charges, restrictions and adverse interests of every kind and nature.

b.

Diefendort is the sole currently acting personal representative of the Estate appointed pursuant to that certain Letters of Administration Order dated May 1, 2014 (the “Letters of Administration”) of the Circuit Court of Duval County Florida, Probate Division, In Re Estate of Robert E. Diefendorf (File No. 14-CP-802) (the “Probate Court”), which Letters of Administration have not been modified or revoked and are in full force and effect. Diefendorf is also the sole currently acting trustee of the Trust, which Trust has not been revoked and is in full force and effect. The Trust is the sole devisee of the Estate under the Last Will and Testament of Robert E. Diefendorf admitted to probate in the Probate Court, and the Trust, through Diefendorf as the sole acting trustee of the Trust, and Diefendorf as the sole current income beneficiary of the Trust,  each unconditionally and irrevocably consents to the Estate, through Diefendorf as the sole personal representative of the Estate, entering into this Agreement, performing and observing  all of the terms, covenants and conditions in the part of the Estate to be performed or observed hereunder and thereunder, and to consummate all of the transactions on the part of the Estate to be consummated hereunder and thereunder, including, without limitation, sale and transfer of the Shares by the Estate to Purchaser pursuant to the terms and conditions of this Agreement.

c.

Seller Parties, and each of them, has full right, power and authority, and with respect to the Estate, the Trust and Teak has been duly authorized by a requisite action and approvals, to execute and deliver this Agreement and all other agreements, instruments and documents to which Seller Parties, or any of them, is a party be executed and delivered pursuant hereto, to perform and observe all of the terms, covenants and conditions in the part of Seller Parties, or any of them, to be performed or observed hereunder and thereunder, and to consummate all of the transactions on the part of Seller Parties, and each of them, to be consummated hereunder and thereunder, including, without limitation, sale and transfer of the Shares to Purchaser pursuant to the terms and conditions of this Agreement.

d.

The execution and delivery of this Agreement and all other agreements, instruments and documents to which Seller Parties, or any of them, is a party to be executed and delivered pursuant hereto, the performance and observance of all of the terms, covenants and conditions in the part of Seller Parties, and each of them, to be performed or observed hereunder and thereunder, and the consummation all of the transactions on the part of Seller Parties, and each of them, to be consummated hereunder and thereunder, including, without limitation, sale and transfer of the Shares to Purchaser pursuant to the terms and conditions of this Agreement, will not violate or conflict with, or result in a material breach by Seller Parties, or any of them, or constitute a material default or an event of default under, (i) the Last Will and Testament of Robert E. Diefendorf, the declaration of trust of the Trust as at present in force and effect or the articles of incorporation or by-laws of Teak as at present in force and effect, (ii) any contract, agreement, note, indenture, deed of trust, mortgage or instrument to which Seller Parties, or any of them, is a party, or by which Seller Parties, or any of them, or any of their respective assets is otherwise bound or subject, including, without limitation any shareholders, voting or other similar agreement applicable to the Shares, or (iii) subject the representations and warranties of Purchaser contained in Section 3.a hereof, upon which Seller Parties, and each of them, is entitled to rely, any order, judgment, law, rule or regulation of any court or other governmental authority of competent jurisdiction to which Seller Parties, or any of them, is a party, or by which Seller Parties, or any of them, or any of their respective assets is otherwise bound or subject, including, without limitation, with respect to the Estate Parties, the provisions of Title XLII of the Florida States, Estates and Trust, applicable to the Estate Parties and Diefendorf in her capacity as sole currently acting personal representative of the Estate and the sole currently acting trustee of the Trust, or any of them.

e.

 No consent, approval or authorization of, or declaration or filing with, any third party or governmental authority, including, without limitation, any order of the Probate Court, is required in connection with the execution and delivery of this Agreement and all other agreements, instruments and documents to which Seller Parties, or any of them, is a party to be executed and delivered pursuant hereto, the performance and observance of all of the terms, covenants and conditions on the part of Seller Parties, or any of them, to be performed or observed hereunder and thereunder, and the consummation all of the transactions on the part of Seller Parties, and each of them, to be consummated hereunder and thereunder, including, without limitation, sale and transfer of the Shares to Purchaser pursuant to the terms and conditions of this Agreement.

f.

This Agreement and all other agreements, instruments and documents to which Seller Parties, or any of them, is a party to be executed and delivered pursuant hereto constitute a valid and binding obligation of Seller Parties, and each of them, enforceable against each of them in accordance with their respective terms except as such enforcement may be limited by laws affecting the rights of creditors generally and principles of equity.

g.

Seller Parties, or any of them, has not entered into any contract or taken any other action by which Purchaser has incurred, or will or may incur, directly or indirectly, any liability for brokerage or finder’s fees or any similar charges in connection with this Agreement or the transactions contemplated hereby as a result of any such agreement or other action by Seller Parties, or any of them.

3.

In order to induce Seller Parties, and each of them, to enter into this Agreement, perform their obligations and consummate the sale and transfer of the Shares contemplated hereunder, Purchaser represents and warrants to Seller Parties, and each of them, as follows as of the date hereof and as of the Closing Date, upon which Seller Parties, and each of them, is entitled to rely:

a.

Purchaser is a partnership, not formed for the purposes of acquiring the Shares, whose assets exceed Five Million Dollars (US$5,000,000), and in which all of its equity owners are “Accredited Investors” as defined in Rule 501 of Regulation D of the United States Securities and Exchange Commission. Purchaser has the financial resources to bear the economic risk of illiquidity of the investment in the Shares for an indefinite period of time and the economic risk of a complete loss of the investment in the Shares. Purchaser acknowledges (i) that Purchaser has a pre-existing business relationship with SHPR, (ii) that Purchaser, either alone or together with Purchaser’s qualified professional advisors who are unaffiliated with and who are not compensated by SHPR, either directly or indirectly, has substantial financial, business and other experience in evaluating investments in private transactions of securities in companies similar to SHPR and is capable of evaluating the merits and risks of the investment and protecting Purchaser’s own interests, and (iii) that Purchaser has obtained legal, tax and accounting advice from Purchaser’s qualified professional advisors regarding all aspects of the proposed investment in the Shares that Purchaser has deemed necessary in order to make Purchaser’s decision to invest in the Shares. Purchaser is acquiring the Shares for investment for Purchaser’s own account, not as a nominee or agent, and not with the view to, or for resale in connection with, any distribution, and has no present intention of selling, transferring, disposing of or otherwise distributing the Shares or any portion thereof or interest therein. Purchaser acknowledges and understands that the Shares have not been registered or qualified under the Federal Securities Act or any applicable States Securities Acts by reason of a specific exemption from the registration and qualification provisions thereunder, the availability of which depends upon, among other things, the bona fide nature of the investment intent of the Purchaser and the accuracy of the representations of Purchaser as herein expressed.

b.

Purchaser has full right, power and authority, and has been duly authorized by a requisite action and approvals, to execute and deliver this Agreement and all other agreements, instruments and documents to which Purchaser is a party be executed and delivered pursuant hereto, to perform and observe all of the terms, covenants and conditions in the part of Purchaser to be performed or observed hereunder and thereunder, and to consummate all of the transactions on the part of Purchaser to be consummated hereunder and thereunder, including, without limitation, purchase of the Shares from Sellers pursuant to the terms and conditions of this Agreement.

c.

The execution and delivery of this Agreement and all other agreements, instruments and documents to which Purchaser is a party to be executed and delivered pursuant hereto, the performance and observance of all of the terms, covenants and conditions in the part of Purchaser to be performed or observed hereunder and thereunder, and the consummation all of the transactions on the part of Purchaser to be consummated hereunder and thereunder, including, without limitation, purchase of the Shares from Sellers pursuant to the terms and conditions of this Agreement, will not violate or conflict with, or result in a material breach by Purchaser, or constitute a material default or an event of default under, (i) the articles of organization or partnership agreement of Purchaser, (ii) any contract, agreement, note, indenture, deed of trust, mortgage or instrument to which Purchaser is a party, or by which Purchaser or any of its assets is otherwise bound or subject, or (iii) any order, judgment, law, rule or regulation of any court or other governmental authority of competent jurisdiction to which Purchaser is a party, or by which Purchaser or any of its assets is otherwise bound or subject.

d.

No consent, approval or authorization of, or declaration or filing with, any third party or governmental authority on the part of Purchaser is required in connection with the execution and delivery of this Agreement and all other agreements, instruments and documents to which Purchaser is a party to be executed and delivered pursuant hereto, the performance and observance of all of the terms, covenants and conditions on the part of Purchaser to be performed or observed hereunder and thereunder, and the consummation all of the transactions on the part of Purchaser to be consummated hereunder and thereunder, including, without limitation, purchase of the Shares from Sellers pursuant to the terms and conditions of this Agreement.

e.

This Agreement and all other agreements, instruments and documents to Purchaser is a party to be executed and delivered pursuant hereto is a party constitute a valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with their respective terms except as such enforcement may be limited by laws affecting the rights of creditors generally and principles of equity.

f.

Purchaser has not entered into any contract or taken any other action by which Seller Parties, or any of them, has incurred, or will or may incur, directly or indirectly, any liability for brokerage or finder’s fees or any similar charges in connection with this Agreement or the transactions contemplated hereby as a result of any such agreement or other action by Purchaser.

4.

An escrow for the purpose of facilitating the consummation of the sale and purchase of the Shares (the “Escrow”) shall be established with the law firm of Lewis Brisbois, Bisgaard & Smith LLP (Attention: Steven Holtzman, Esquire), located at 3812 Coconut Palm Drive, Suite 200, Tampa, FL 33619, Tel: 813-739-1925, Fax: 813-739-1919 (“Escrow Agent”), which Escrow shall be deemed to have opened on the date of the receipt by Escrow Agent of  an original or facsimile counterpart of this Agreement duly executed by Seller Parties and Purchaser. This Agreement shall constitute escrow instructions between Seller Parties and Purchaser to Escrow Agent for the Escrow.  Seller Parties and Purchaser agree to execute such additional documents that may be required by Escrow Agent attendant to this Agreement and the sale and purchase of the Shares and the other transactions contemplated by this Agreement. In the event of any conflict between the form escrow instructions and this Agreement, the terms and conditions of this Agreement shall control and govern.

a.

Escrow Agent shall be entitled to rely on a notice given to it by any other party stating that another party (other than Escrow Agent), is in default in the conditions of the escrow. On receipt of the notice, Escrow Agent shall act in accordance with this Section 4.  Escrow Agent shall not be required to undertake any investigation to determine the good faith of the party giving the notice or any investigation of the accuracy, validity, or sufficiency of the facts stated in the notice.

b.

Subject to the next sentence, in the event Escrow Agent is notified of any dispute, disagreement or legal action between or among the other parties, relating to or arising in connection with the Escrow Funds (as hereinafter defined), the Escrow Documents (as hereinafter defined) or the subject matter of this Agreement, Escrow Agent shall be authorized and entitled to suspend further performance hereunder, to retain and hold the Escrow Funds and the Escrow Documents and take no further action with respect thereto until the matter has been fully resolved, as evidenced by written notification signed by the other parties to such dispute, disagreement or legal action. Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, the Escrow Documents or this Agreement, without determination by Escrow Agent of such court’s jurisdiction in the matter.

c.

The parties acknowledge that Escrow Agent is serving without compensation, solely as an accommodation to the parties hereto, and Escrow Agent’s only duty, liability, and responsibility shall be to hold the Escrow Funds and Escrow Documents under this Agreement and to deliver same to the persons and under the conditions specified.  Escrow Agent shall not be bound by any agreement to which Escrow Agent is not a party.  Escrow Agent shall not be required to pass on (i) the sufficiency or propriety of any document delivered to it or of any notice given to it, or (ii) the validity of any signature on any document or notice, or (iii) the authority or competency of any signatory to any such document or notice.

d.

The parties agree that Escrow Agent shall not be liable for any loss, costs, damages or expenses arising out of this Agreement, including, but not limited to the following: (i) compliance with any legal process, subpoena, writ, order, judgment, or decree of any court issued with or without jurisdiction and whether or not consequently vacated, modified, set aside or reversed, (ii) the default, error, action, omission or misrepresentation of the parties (other than Escrow Agent) to this Agreement, (iii) any loss or impairment of funds that have been deposited in escrow while those funds are in the process of being collected or while those funds are on deposit in a financial institution if such loss or impairment results from the failure, insolvency or suspension of a financial institution, (iv) the consequences of any delay or expiration of any time limit caused by any party to this Agreement, other than any delay caused by the willful misconduct or gross negligence of Escrow Agent, (v) the legal effect, insufficiency, or undesirability of any document deposited with Escrow Agent, delivered to or by Escrow Agent, or exchanged among the parties, (vi) effects of the transaction underlying this Agreement or of any element of that transaction, any failure or delay in the surrender of possession of any property, the rights or obligations of any party in possession of the property, the financial status or insolvency of any party or misrepresentation made by any party, or (vii) any defect in title to any property subject to this Agreement.

e.

Escrow Agent shall not be liable for any mistakes of facts or error in judgment, or any acts or omissions of any kind unless caused by its own willful misconduct or gross negligence, and the parties (other than Escrow Agent) hereto agree to indemnify and hold Escrow Agent harmless from any claims, demands, causes of action, liability, damages and judgments, including the costs of defending any action against Escrow Agent, together with any reasonable attorneys’ fees, costs, and legal expenses incurred in connection with Escrow Agent’s undertaking pursuant to the terms and conditions of this Agreement.  Escrow Agent shall be liable only for actual (but not consequential) loss or damage caused directly by its acts of willful misconduct or gross negligence while performing as Escrow Agent under this Agreement.  The Parties hereby jointly and severally release and waive any claims they may have against the Escrow Agent which may result from Escrow Agent’s performance of its functions under this Agreement, except for claims directly resulting from Escrow Agent’s own willful misconduct or gross negligence.  Specifically, Escrow Agent shall have no liability for any loss, damage, costs, or attorneys’ fees, resulting from a delay in the electronic wire transfer of funds, or from any delay or misdelivery by U.S. mail or any commercial delivery or messenger service, unless said loss is caused by the direct result of Escrow Agent’s own willful misconduct or gross negligence.  Escrow Agent may charge against the Escrow Funds any amounts owed to Escrow Agent under the foregoing indemnity.

5.

Concurrently upon execution and delivery of this Agreement, Seller Parties shall execute and/or deposit in Escrow:

a.

One or more certificates evidencing the Shares, consisting of (i) not less than Five Hundred Ninety Five Thousand (595,000) shares of Stock owned of record by the Estate, together with (a) one or more stock powers for transfer of the Five Hundred Ninety Five Thousand (595,000) Shares to Purchaser duly completed and executed by the Estate, through Diefendorf as its personal representative, in the form required by the transfer agent of SHPR, including, without limitation, medallion signature guarantees, and (b) a certified copy of the Letters of Administration naming Diefendorf as the sole personal representative of the Estate, and (ii) not less than Five Hundred Seventy One Thousand Six Hundred Sixty-Seven (571,667) shares of Stock owned of record by Diefendorf, together with one or more stock powers for transfer of Five Hundred Seventy One Thousand Six Hundred Sixty-Seven (571,667) Shares to Purchaser duly completed and executed by Diefendorf in the form required by the transfer agent of SHPR, including, without limitation, medallion signature guarantees (collectively, the “Share Transfer Documents”);

b.

Not less than three counterpart originals of an escrow agreement in the form attached hereto as Exhibit A attached hereto (the “Seller Escrow Agreement”), in respect to (i) four certificates for the remaining Two Hundred Fifty Five Thousand (255,000) shares of Stock owned by the Estate, each certificate being for Sixty Three Thousand Seven Hundred Fifty (63,750) shares of Stock, to be issued in the name of the Estate upon Closing and deposited in escrow with Marks Gray, P.A., attorneys for the Estate and Diefendorf, pursuant to the Seller’s Escrow Agreement, and (i) four certificates for the remaining Two Hundred Forty Five Thousand (245,000) shares of Stock owned by Defiendorf, each certificate being for Sixty One Thousand Two Hundred Fifty (61,250) shares of Stock, to be issued in the name of Diefendorf upon Closing and deposited in escrow with Marks Gray, P.A., attorneys for the Estate and Diefendorf, pursuant the Seller Escrow Agreement (collectively, the “Remaining Shares”);

c.

At least two originals of a certification of trust by Diefendorf substantially in the form of Exhibit B attached hereto and made a part hereof (the “Trust Certification”), executed and acknowledged by Diefendorf before two subscribing witnesses and a notary public; and

d.

Not less than two counterpart originals of an Amended and Restated Technology License Agreement between Seller Parties and SHPR substantially in the form of Exhibit C attached hereto and made a part hereof (the “License Agreement”).

(collectively, the “Seller Escrow Documents”).

Upon receipt of the Escrow Documents, Escrow Agent (y) shall furnish a copy thereof to Purchaser, and (z) shall furnish a copy of the Share Transfer Documents to the transfer agent of SHPR and request the written approval of said transfer agent as to the form and substance of the Share Transfer Documents for transfer of the Shares to Purchaser, without being subject to any restriction on further transfer,  and shall provide prompt notice of said transfer agent’s response to such request to both Seller Parties and Purchaser. Seller Parties shall execute and/or deposit in Escrow such other documents as may be required by said transfer agent to register the transfer of the Shares to Purchaser, and if required by said transfer agent, Sellers shall use their best efforts to obtain and deliver to said transfer agent through Escrow an order of the Probate Court authorizing the sale of the Shares by the Estate as contemplated by this Agreement. Concurrently upon execution and delivery of this Agreement, Purchaser shall execute and deposit in Escrow not less than three counterpart originals of the Seller Escrow Agreement (the “Buyer Escrow Document”). Upon receipt of the Buyer Escrow Document, Escrow Agent shall furnish a copy thereof to Seller Parties. Within three (3) business days after Purchaser’s receipt of the copies of Seller Escrow Documents, Purchaser shall deposit the Purchase Price in Escrow, by wire transfer of immediately available funds (“Escrow Funds”). Upon receipt of the Escrow Funds, Escrow Agent provide prompt notice of thereof to both Seller Parties and Purchaser.

6.

The obligations of Seller Parties to consummate the sale and purchase of the Shares and the other transactions contemplated by this Agreement are subject to the satisfaction or written waiver by Seller Parties of each of the following conditions prior to Closing (as hereinafter defined):

a.

Purchaser shall have executed and deposited in Escrow the Buyer Escrow Document, and shall have deposited the Escrow Funds in Escrow;

b.

SHPR shall have executed and deposited in Escrow at least three counterpart original of the Seller Escrow Agreement and at least two counterpart originals of the License Agreement, together with irrevocable instructions to Escrow Agent to release the same from Escrow and deliver one fully-executed original of each of the Seller Escrow Agreement and the License Agreement to Seller Parties upon Closing;  and

c.

SHPR shall cause its transfer agent to remove all restrictions on transfer of the Remaining Shares and to deposit certificates for the Remaining Shares in accordance with Section 5.b hereof with the Escrow Agent, which certificates shall be distributed from Escrow to Marks Gray, P.A., attorneys for the Estate and Diefendorf, to be held in escrow and distributed to Sellers pursuant to the terms of the Sellers’ Escrow Agreement upon transfer of the Shares to Purchaser.

7.

The obligations of Purchaser to consummate the sale and purchase of the Shares contemplated by this Agreement are subject to the satisfaction or written waiver by Purchaser of each of the following conditions prior to Closing:

a.

Seller Parties shall have executed and/or deposited in Escrow the Seller Escrow Documents, together with such other documents as may be required by the transfer agent of SHPR to register the transfer of the Shares to Purchaser;

b.

The transfer agent of SHPR shall have registered the transfer of the Shares to Purchaser on the books and records of SHPR, free and clear of all liens, claims, encumbrances, security interests, pledges, charges, restrictions (except as otherwise may be required by applicable law or regulation) and adverse interests of every kind and nature (other than those by Purchaser, but not otherwise) and shall have issued a certificate in the name of Purchaser evidencing the Shares.

8.

The consummation of the sale and purchase of the Shares and the other transactions contemplated by this Agreement (the “Closing”) shall occur through Escrow concurrently upon the last to occur of satisfaction or written waiver of each of the conditions section forth in Sections 7 and 8 hereof (the “Closing Date”). Promptly following satisfaction or written waiver of each of the conditions section forth in Sections 7 and 8.a hereof, Escrow Agent shall release from Escrow and deliver the Share Transfer Documents to the transfer agent of SHPR, with instructions to register the transfer of the Shares to Purchaser on the books and records of SHPR and return to Escrow Agent the original certificate issued in the name of Purchaser evidencing the Shares and the original certificates issued in name of the Estate and Diefendorf, respectively, evidencing their Remaining Shares in accordance with Section 5.b hereof. Upon receipt of the original certificate issued in the name of Purchaser evidencing the Shares, without any notation thereon of any liens, claims, encumbrances, security interests, pledges, charges, restrictions (except as otherwise  may be required by applicable law or regulation)  or adverse interests of any kind or nature (other than those by Purchaser, but not otherwise), the condition set forth in Section 8.a hereof shall be deemed satisfied and the Closing shall be deemed to have occurred, and the parties hereby unconditionally and irrevocably authorize and direct Escrow Agent to release from Escrow and deliver (i) to Seller Parties the Escrow Funds in immediately available funds in payment of the Purchase Price and at least one fully-executed original of each of the Seller Escrow Agreement and the License Agreement, and to Marks Gray, P.A., attorneys for the Estate and Diefendorf, the certificates evidencing the Remaining Shares to be held in escrow and distributed to Sellers pursuant to the terms of the Seller Escrow Agreement, (ii) to Purchaser the original certificate issued in the name of Purchaser evidencing the Shares and at least one fully-executed original of each of the Seller Escrow Agreement and the Trust Certification, and (iii) to SHPR at least one fully-executed original of each of the Seller Escrow Agreement, the Trust Certification and the License Agreement.

9.

Each party shall execute and/or deliver any and all other agreements, instruments and documents, and shall take any and all other actions, as reasonably requested by the other party to effectuate fully the transactions contemplated at Closing or otherwise to effectuate fully the transactions contemplated by this Agreement. All agreements, instruments and documents not attached as Exhibits to this Agreement required to be delivered hereunder at or prior to a Closing shall be in form and substance reasonably satisfactory to the parties and their respective legal counsel.

10.

Seller Parties, and each of them, shall indemnify, defend and hold harmless Purchaser, its partners, trustors, trustees, beneficiaries, officers, employees, agents, attorneys, heirs, representatives, successors and assigns (collectively, “Indemnitees”), and each of them, from and against any and all claims, demands, actions, suits, proceedings, liabilities, losses, damages, costs and expenses (including, without limitation, all settlement payments and attorneys’ fees and costs), asserted against, imposed upon or incurred by Indemnitees, or any of them, under, arising from or related to (i) any breach of any representation or warranty of Seller Parties, or any of them, contained in this Agreement or in any other agreement, instrument or document to which Seller Parties, or any of them, is a party executed and delivered pursuant hereto, and/or (ii) any material breach, default or failure to perform any covenant or obligation of Seller Parties, or any of them, contained in this Agreement or in any other agreement, instrument or document to which Seller Parties, or any of them, is a party to be executed and delivered pursuant hereto.

11.

Each party shall bear the costs and expenses, including, without limitation, attorneys’ fees and costs, incurred by such party in connection with the preparation and negotiation of this Agreement, the performance and observance of all of the terms, covenants and conditions on part of such party to be performed and observed under this Agreement, and the consummation of the transactions on part of such party to be consummated under this Agreement.

12.

All terms, conditions, covenants, agreements, benefits and obligations contained in this Agreement, as agreed hereby shall be binding upon and inure to the benefit of the parties hereto and their respective representatives, successors and assigns.

13.

Once executed this Agreement becomes a binding irrevocable agreement. Notwithstanding the foregoing, if the Closing does not occur on or before September 15, 2014, or if the transfer agent of SHPR requests an order of the Probate Court authorizing the sale of the Shares by the Estate as contemplated by this Agreement, sixty (60) days after the date of such request by said transfer agent, whichever occurs later, (i) as a result of the failure of satisfaction of any of the conditions set forth in Section 7, Seller Parties shall have the right to terminate this Agreement by written notice to such effect to Purchaser and Escrow Agent, or (ii) as a result of the failure of satisfaction of any of the conditions set forth in Section 8, Purchaser shall have the right to terminate this Agreement by written notice to such effect to Seller Parties and Escrow Agent. Upon termination of this Agreement, Escrow Agent shall release from Escrow and return (x) the Seller Escrow Documents to Seller Parties, (y) Buyer Escrow Document and the Escrow Funds to Purchaser, and (z) to SHPR any counterpart originals of the Seller Escrow Agreement and the License Agreement executed by SHPR.

14.

This Agreement shall be governed by and construed in accordance with the laws of the State of Florida.

15.

All notices, directions and other communications required or permitted to be given hereunder (“Notice”) shall be in writing and sent by certified or registered mail, return receipt requested, postage prepaid, or transmitted by facsimile, electronic mail or other form of electronic written communication that the recipient has the facilities to receive, promptly confirmed by a manually signed original thereof sent by certified or registered mail, return receipt requested, postage prepaid, or delivered personally against a signed receipt therefor, in each case to the intended recipient as follows: (i) IF TO SELLER PARTIES, OR ANY OF THEM, to Marion C. Diefendorf, 11674 Gran Crique Court North, Jacksonville, Florida 32223 (Facsimile Number: ___________; E-Mail: ______________), with a copy sent contemporaneously in like manner to Marks Gray, P.A., Attention: John R. Crawford, Esquire, 1200 Riverplace Boulevard, Suite 800, Jacksonville, FL 32207 (Facsimile Number: 904-399-8440; E-Mail: JCrawford@marksgray.com), (ii) IF TO PURCHASER, to KF Business Ventures, LP, Attention Robert C. Kopple, 10866 Wilshire Boulevard, Suite 1500, Los Angeles, CA 90024 (Facsimile Number: 310-475-2459; E-Mail: RKopple@kandklaw.com), with a copy sent contemporaneously in like manner to Richard P. Ayles, Attorney at Law, 10866 Wilshire Boulevard, Suite 1500, Los Angeles, California 90024  (Facsimile Number: 310-475-6466; E-Mail: rpayles@ix.netcom.com), and (iii) IF TO ESCROW AGENT, to Lewis Brisbois, Bisgaard & Smith LLP,

Attention: Steven Holtzman, Esquire, 3812 Coconut Palm Drive, Suite 200, Tampa, FL 33619 (Facsimile Number: 813-739-1919; E-Mail: Steven.Holtzman@lewisbrisbois.com), or at such other address as either party may designate from time to time by Notice given to the other parties in accordance with the provisions of this Agreement.  Each Notice sent by certified or registered mail shall be deemed given on the date shown on the return receipt as the date of delivery or the date upon which the appropriate postal authority certifies that it was unable to effectuate delivery, whichever is applicable. Each Notice transmitted by facsimile, electronic mail or other form of electronic written communication or delivered personally shall be deemed given on the date of transmission or delivery, as the case may be.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF it is agreed by signature of the parties below to the terms a conditions of this Share Purchase Agreement.

SIGNED, SEALED and DELIVERED by   )

Marion C. Diefendorf in the presence of:     )

                                                                 )

/s/ Sharon L. Palmer                                   )                /s/ Marion C. Diefendorf

Signature of Witness                                   )                MARION C. DIEFENDORF

                                                                 )

Sharon L. Palmer                                       )

Name of Witness                                       )

SIGNED, SEALED and DELIVERED by  )

Marion C. Diefendorf, as Personal             )

Representative of the Estate of                  )

Robert E, Diefendorf                                 )

in the presence of :                                    )

                                                                )

/s/ Sharon L. Palmer                                  )                /s/ Marion C. Diefendorf

Signature of Witness                                  )                MARION C. DIEFENDORF

                                                                 )                AS PERSONAL REPRESENTATIVE

                                                                 )                OF THE ESTATE OF

                                                                 )                ROBERT E. DIEFENDORF

Sharon L. Palmer                                       )

Name of Witness                                       )

SIGNED, SEALED and DELIVERED by  )

Marion C. Diefendorf, as Trustee of           )

The Robert E. Diefendorf  Revocable         )

Trust dated July 9, 2012

    )

in the presence of :                                    )

                                                                )

/s/ Sharon L. Palmer                                 )                /s/ Marion C. Diefendorf

Signature of Witness                                 )                MARION C. DIEFENDORF

                                                                )                AS PERSONAL REPRESENTATIVE

                                                                )                OF THE ESTATE OF

                                                                )                ROBERT E. DIEFENDORF

Sharon L. Palmer                                      )                REVOCABLE TRUST

Name of Witness                                      )

SIGNED, SEALED and DELIVERED by     )

TEAK SHIELD CORP. in the presence of:   )               TEAK SHIELD CORP.

                                                                   )

/s/ Sharon L. Palmer                                    )

Signature of Witness                                    )               By: /s/ Marion Johnson

                                                                  )               Name: Marion Johnson

Sharon L. Palmer                                        )               Title: President

Name of Witness                                        )

The Corporate Seal of                                 )

TEAK SHIELD CORP. was hereunto         )

affixed in the presence of:                            )               (SEAL)

                                                                  )

__________________                              )

Authorized Signatory                                   )

SIGNED, SEALED and DELIVERED by   )                 KF BUSINESS VENTURES, LP

KF BUSINESS VENTURES, LP               )

in the presence of:                                      )                 By: KOPPLE FINANCIAL, INC.

                                                                 )

/s/ Bernadette Arthur                                 )

Signature of Witness                                  )                  By: /s/ Robert C. Kopple

                                                                )                   Robert C. Kopple, Its President

Bernadette Arthur                                     )

Name of Witness                                      )

EXHIBIT A

ESCROW AGREEMENT

THIS ESCROW AGREEMENT (this “Agreement”) is made as of this ____ day of June, 2014, by and among The ESTATE OF ROBERT DIEFENDORF (the “Estate”), MARION DIEFENDORF, an Individual (“Diefendorf”) (the Estate and Diefendorf being sometimes referred to herein collectively as “Sellers”), and TEAK SHIELD CORP., a Florida corporation, with an executive office located at 11674 Gran Clique Ct., N. Jacksonville, Florida, USA 32223 (“Teak”); KF BUSINESS VENTURES, LP, a California limited partnership, with executive offices located at 10866 Wilshire Boulevard, Suite 1500, Los Angeles, California USA 90024  (“Purchaser”); Poly Shield Technologies, Inc., a Delaware corporation with executive offices located at 888 S Andrews Ave, Suite 201, Fort Lauderdale, FL 33316 (the “Company”) and the law firm of MARKS GRAY, P.A., 1200 Riverplace Blvd #800, Jacksonville, FL 32207 (“Escrow Agent”).

RECITALS

A.

Sellers, collectively, are the owners of record of One Million Six Hundred and Sixty Six Thousand Six Hundred and Sixty Seven (1,666,667) shares of common stock of the Company; and

B.

Sellers wish to sell to Purchaser, and Purchaser wishes to purchase from Sellers, One Million One Hundred Sixty Seven Thousand (1,167,000) shares of common stock of the Company, upon the terms and subject to the conditions contained in the Share Purchase Agreement between Purchaser and Sellers dated as of the same date as this Agreement (the “Purchase Agreement”).

C.

Following the closing of the purchase transaction, Five Hundred Thousand (500,000) shares of Company common stock (the “Escrow Shares”) will be distributed to Escrow Agent to be placed into escrow and distributed to Sellers as hereinafter provided.

D.

Escrow Agent has agreed to accept, hold and distribute the Escrow Shares deposited with it in accordance with the terms of this Agreement. The Purchase Agreement shall not govern the rights and obligations of Escrow Agent with respect to Escrow Agent's responsibilities with respect to the Escrow Shares.

STATEMENT OF AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1.

Recitals. The foregoing Recitals are true and correct and are incorporated herein and form a part of this Agreement.

1

2.

Definitions. The following terms shall have the following meanings when used herein:

2.1

“Agreement” shall mean this Agreement together with all modifications and amendments thereof.

2.2

“Business Day” shall mean any day upon which Escrow Agent is open to the public for business in Jacksonville, Florida.

2.3

“Closing” means the closing of the transactions contemplated by the Purchase Agreement.

2.4

“Company” means Poly Shield Technologies, Inc., a Delaware corporation.

2.5

“Company Representative” shall mean person(s) identified in Exhibit “A” as the Company’s Representative(s) or any other person designated in writing signed by a Company Representative and delivered to Escrow Agent in accordance with the notice provisions of this Agreement, to act as its representative under this Agreement. “Effective Date” shall mean the date upon which the last of the Sellers and Escrow Agent shall have executed this Agreement.

2.6

“Escrow Agent” shall have the meaning set forth in the initial sentence hereof.

2.7

“Escrow Shares” shall have the meaning set forth in the Recitals hereof. Each reference herein to the Escrow Shares shall be deemed a reference to a portion of such shares, or all of such shares, as applicable.

2.8

“Escrow Period” shall mean the period commencing on the Effective Date and ending on the date upon which all Escrow Shares are disbursed pursuant hereto and no additional Escrow Shares shall be placed in escrow.

2.9

“Indemnified Parties” shall have the meaning set forth in Section 11 hereof.

2.10

“Purchaser” has the meaning ascribed to it in the forepart of this Agreement.

2.11

“Sellers” has the meaning ascribed to it in the forepart of this Agreement.

2

2.12

“Sellers’ Representative” shall mean person(s) identified in Exhibit “A” as the Sellers’ Representative(s) or any other person designated in writing signed by a Sellers’ Representative and delivered to Escrow Agent in accordance with the notice provisions of this Agreement, to act as its representative under this Agreement.

2.13

“Written Direction” shall mean a written direction executed by a Sellers’ Representative directing Escrow Agent to disburse all or a portion of the Escrow Shares or to take or refrain from taking an action pursuant to this Agreement.

3.

Duties and Obligations. By accepting the position of Escrow Agent, Escrow Agent and the Sellers agree that Escrow Agent's duties and obligations are set forth solely in this Agreement. The Sellers shall prevent any person or entity from using Escrow Agent's name as an endorser of the share purchase.

4.

Delivery of Escrow Shares to Escrow Agent:

4.1

It is the obligation of the escrow agent under the Purchase Agreement to promptly deliver to Escrow Agent all Escrow Shares pursuant to the terms set forth in the Purchase Agreement for deposit with Escrow Agent.

4.2

The Sellers acknowledge that they are not entitled to the use of the Escrow Shares until such time as the Escrow Shares have been disbursed pursuant to the terms of the Escrow Agreement.

4.3

Escrow Agent is hereby released and held harmless by the Sellers of all liability or damage for loss of profits, indirect, special, consequential or other similar damages suffered by any person relating directly or indirectly to the issues of whether Escrow Agent has received all of the Escrow Shares or whether there are any deficiencies or defects in the Escrow Shares.

5.

Establishment of Escrow. Upon receipt of Escrow Shares, Escrow Agent shall preserve and protect the Escrow Shares until they are disbursed hereunder.

6.

Disbursement of Escrow Shares. Escrow Agent shall disburse the Escrow Shares to Sellers as follows:

125,000 shares upon receipt.

125,000 shares three months following receipt.

125,000 shares six months following receipt.

125,000 shares nine months following receipt.

3

7.

Disputes.

7.1

Disbursement Into Court. If, at any time, there shall exist any dispute between the Company and a party with respect to the holding or disposition of any portion of the Escrow Shares, or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of any portion of the Escrow Shares or Escrow Agent's proper actions with respect to its obligations hereunder, or if Escrow Agent resigns or is removed and no successor is appointed by Written Direction within 20 Business Days of the resignation or 10 Business Days of the removal, then Escrow Agent may, in its sole discretion:

7.1.1

Suspension. Escrow Agent may suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent; provided, however, that Escrow Agent shall continue to hold the Escrow Shares in accordance herewith, and/or

7.1.2

Petition. Escrow Agent may petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in Duval County, Florida for instructions with respect to such dispute or uncertainty, and, to the extent required by law, pay into such court all Escrow Shares held by it for holding by such court and disposition in accordance with the procedures set forth in the Subscription Documents, or as otherwise ordered by that court, after deduction and payment to Escrow Agent of all fees and expenses (including court costs, attorney's fees, and paraprofessional fees) payable to, incurred by, or expected to be incurred by Escrow Agent in connection with the performance of its duties and the exercise of its rights hereunder.

7.2

Generally. Escrow Agent shall have no liability to the Company or any other person with respect to any suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of a delay in the disbursement of Escrow Shares or any delay in or with respect to any other action required or requested of Escrow Agent.

8.

Resignation and Removal of Escrow Agent.

8.1

Generally. Escrow Agent may resign from the performance of its duties at any time by giving 20 Business Days' prior written notice to the Company, or may be removed, with or without cause, by a written notice from a Company Representative to Escrow Agent at any time by the giving of 10 Business Days' prior written notice to Escrow Agent. Such resignation or removal shall take effect upon the appointment of a successor Escrow Agent as provided herein below and the successor Escrow Agent's acceptance of the appointment. Upon any notice of resignation or removal, a Company Representative shall appoint a successor Escrow Agent hereunder by written direction.

4

8.2

Discharge of Marks Gray, P.A.  Marks Gray, P.A. shall be discharged from its duties and obligations under this Agreement upon the appointment of any successor Escrow Agent; provided, however, the provisions of this Agreement benefiting Escrow Agent shall continue to inure to the benefit of Marks Gray, P.A. as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement.

8.3

Transmittal of Records. Upon its resignation or replacement, Escrow Agent shall pay all of the Escrow Shares to the successor Escrow Agent, after deduction and payment to Marks Gray, P.A. of all reasonable fees and expenses (including court costs, attorneys' fees, and paraprofessional fees) payable to, incurred by, or expected to be incurred by Marks Gray, P.A. in connection with the performance of its duties and the exercise of its rights hereunder.

9.

Duties of Escrow Agent are Administrative. The duties of Escrow Agent hereunder shall be entirely administrative in nature and not discretionary. Escrow Agent shall be obligated to act only in accordance with written instructions received by it as provided in this Agreement, and is hereby authorized to comply with any orders, judgments, or decrees of any court, with or without jurisdiction, and shall not be liable as a result of its compliance with the same.

10.

Indemnity. From and at all times after the date of this Agreement, Sellers shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless Escrow Agent and each director, officer, employee, attorney, agent and affiliate of Escrow Agent (individually, an “Indemnified Party”; collectively, the “Indemnified Parties”) against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys' fees, paraprofessional fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such one or more of the Indemnified Parties are parties to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of that Indemnified Party. Without limiting the foregoing, the Sellers specifically indemnify Escrow Agent in connection with any claim made in connection with the release of the Escrow Shares to Sellers pursuant to the terms hereof. All such fees and expenses payable by the Sellers pursuant to the foregoing sentence shall be paid from time to time as incurred, both in advance of and after the final disposition of such action or claim. In addition, the Sellers, jointly and severally, hereby

5

agree to indemnify Escrow Agent and hold it harmless from any liability of Escrow Agent which shall arise as a result of the breach or violation by the Sellers. The Sellers hereby agree that they shall, at all times, comply with all of the provisions of the federal laws, as well as all other federal, state, and local regulations affecting the Escrow Shares. The obligations of the Sellers under this paragraph shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

11.

Limitation of Liability.

11.1

The obligations of Escrow Agent shall be determined solely by the express provisions of this Agreement. Escrow Agent may act in reliance upon any writing, instrument, and/or signature, whether original or facsimile, which Escrow Agent, in good faith, believes to be genuine, may assume the validity, truth, and accuracy of any statement or assertion contained in a writing or instrument, and that any person purporting to give any writing, notice, advice, or instruction in connection with the provisions hereof has been duly authorized to do so. Escrow Agent shall not be liable in any manner for the sufficiency or correctness as to form, manner or validity of any instrument deposited or delivered pursuant to this Agreement, nor as to the identity, authority, or right of any person executing the same. Without limiting the foregoing, Escrow Agent shall have no responsibility to determine whether the holding of any Escrow Shares or disbursement of Escrow Shares is appropriate or required under the Purchase Agreement.

11.2

Escrow Agent shall have no liability or obligation with respect to the Escrow Shares except for Escrow Agent's willful misconduct or gross negligence. Escrow Agent's sole responsibility shall be for the safekeeping, investment, and disbursement of the Escrow Shares in accordance with the terms of this Agreement.

11.3

Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein.

11.4

Escrow Agent is familiar with, and has knowledge of the Purchase Agreement.

11.5

In no event shall Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages.

11.6

Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Shares, this Agreement, the Purchase Agreement, or to appear in, prosecute, or defend any such legal action or proceeding. Escrow Agent may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or any other agreement or of its duties hereunder, and shall incur no liability and shall be fully protected from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. The Sellers shall promptly pay upon demand the reasonable fees and expenses of such counsel and its paraprofessionals.

6

11.7

Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court situated within the State of Florida with respect to the Escrow Shares, without determination by Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Shares is at any time attached, garnished, or levied upon under any order of any such court, or if the payment, assignment, transfer, conveyance, or delivery of the Escrow Shares shall be stayed or enjoined by any order of any such court, or if any order, judgment, or decree shall be made or entered by any court affecting the Escrow Shares, then in that event, after a good faith effort to notify the Sellers and the Company, Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment, or decree which it is advised by its legal counsel is binding upon Escrow Agent without the need for appeal or other action. If Escrow Agent complies with any order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of that compliance even though such order, writ, judgment, or decree may be subsequently reversed, modified, annulled, set aside or vacated.

12.

Fees and Expenses of Escrow Agent. The Sellers shall compensate Escrow Agent shall reimburse Escrow Agent for all of its reasonable out-of-pocket expenses, including, without limitation, attorneys' fees, telephone and facsimile transmission costs, postage (including express mail or overnight delivery charges), copying charges and the like. In the event of a dispute, Escrow Agent will be reimbursed for its time based on its then prevailing hourly rates.  The obligations of the Sellers under this section shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

13.

Consent to Jurisdiction and Venue. In the event that any party hereto or a Subscriber commences a lawsuit or other proceeding relating to or arising from this Agreement, the parties hereto agree that the United States District Court for the Middle District of Florida – Jacksonville Division shall have the sole and exclusive jurisdiction over any such proceedings. If the court lacks federal subject matter jurisdiction, the parties agree that the Circuit Court for Duval County, Florida shall have sole and exclusive jurisdiction. This court shall be proper venue for any lawsuit or judicial proceeding, and the parties waive any objection to that venue. The parties hereto consent to and agree to submit to the jurisdiction of the court specified herein and agree to accept service of process to vest personal jurisdiction over them in that court.

14.

Notice. All notices and other communications hereunder shall be in writing and shall be sent by professional overnight courier, or by fax with telephone confirmation and addressed to the party to be notified as follows:

7

If to the Sellers:

With a copy to:

If to Escrow Agent, at:

Marks Gray, P.A.

Attn:  John Crawford

1200 Riverplace Blvd #800,

Jacksonville, FL 32207

If to the Company:

Mitchell Miller

888 S Andrews Ave, Suite 201

Fort Lauderdale, FL 33316

With a copy to:

Steven Holtzman, Esq.

Lewis Brisbois Bisgaard & Smith LLP

3812 Coconut Palm Drive, Suite 200

Tampa, FL 33619

or to such other address as each party may designate for itself by like notice.

15.

Representations and Warranties. The Sellers make the following representations and warranties to Escrow Agent:

15.1

The Sellers are duly formed, validly existing, and in good standing under the laws of Florida, as applicable, and have full power and authority to execute and deliver this Agreement and to perform their obligations hereunder;

15.2

This Agreement has been duly approved by all necessary action of the Sellers, has been executed by duly authorized representatives of the Sellers, and constitutes a valid and binding agreement of the Sellers, enforceable in accordance with its terms.

15.3

The execution, delivery, and performance by the Sellers of this Agreement is in accordance with the Purchase Agreement and will not violate, conflict with, or cause a default any applicable law or regulation, any court order or administrative ruling or decree which the Sellers are a party or any of their property is subject, or any agreement, contract, indenture, or other binding arrangement, including without limitation the Purchase Agreement to which the Sellers are a party or any of their property is subject.

15.4

The individual(s) listed on Exhibit “A” has/have been duly appointed to act as the representative(s) of the Sellers hereunder and each acting independently has full power and authority to execute, deliver, and perform this Agreement, to execute and deliver any notice required hereunder, to amend, modify or waive any provision of this Agreement and to take any and all other actions as the Sellers’ Representative under this Agreement, all without further consent or direction from, or notice to, the Sellers or any other party.

8

15.5

All of the representations and warranties of the Sellers contained herein are true and complete as of the date hereof and will be true and complete at the time of any disbursement from the Escrow Shares.

16.

Amendment or Waiver. This Agreement may be changed, waived, discharged or terminated only by a writing signed by Sellers’ Representatives on behalf of the Sellers and Escrow Agent. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

17.

Severability. To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

18.

Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Florida without giving effect to the conflict of laws principles thereof, which, if applied, would cause the law of any jurisdiction to apply.

19.

Entire Agreement; No Third Party Beneficiaries. This Agreement sets forth in their entirety the obligations and duties of Escrow Agent with respect to the Escrow Shares. Purchaser and the Sellers may have additional rights and obligations respecting the Escrow Shares under the Purchase Agreement. No third party shall be a beneficiary of this Agreement, or derive any rights or benefits, or have any causes of action, hereunder.

20.

Binding Effect. All of the terms of this Agreement, as amended from time to time, shall be binding upon, insure to the benefit of and be enforceable by the respective heirs, successors and assigns of the Sellers and Escrow Agent.

21.

Assignment. No party to this Agreement may assign its rights or delegate its obligations under this Agreement without the express written consent of the other parties, except as otherwise set forth in this Agreement.

22.

Headings. The Section headings are not a part of this Agreement and shall not be used in its interpretation.

23.

Counterparts. This Agreement may be executed in counterparts, a complete set of which shall be deemed to comprise a single Agreement.

9

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed under seal.

Signed, Sealed and Delivered by

                          )

Marion Diefendorf in the presence of:                   )

                                                                           )

_________________                                         )            _____________________

Signature of Witness                                            )            MARION DIEFENDORF

                                                                           )

_______________                                             )

Name of Witness                                                 )

Signed, Sealed and Delivered by

                          )

Marion Diefendorf as trustee of the                      )

Robert Diefendorf Estate                                     )

in the presence of :                                              )

                                                                          )

_________________                                        )             _____________________

Signature of Witness                                           )             MARION DIEFENDORF,

                                                                         )             AS PERSONAL

                                                                         )             REPRESENTATIVE OF THE

                                                                         )             ESTATE OF ROBERT DIEFENDORF

_______________                                           )

Name of Witness                                               )

Signed, Sealed and Delivered by

                         )

TEAK SHIELD CORP. in the presence of:         )              TEAK SHIELD CORP.

                                                                         )

_________________                                       )

Signature of Witness                                          )               By:___________________

                                                                         )              Name: ________________

_________________                                       )              Title: _________________

Name of Witness                                               )

The Corporate Seal of                                        )

TEAK SHIELD CORP. was hereunto                )

affixed in the presence of:                                   )               (SEAL)

                                                                         )

__________________                                     )

Authorized Signatory                                          )

Signed, Sealed and Delivered by

                        )                KF BUSINESS VENTURES, LP

KF BUSINESS VENTURES, LP                      )

in the presence of:                                             )                By: KOPPLE FINANCIAL, INC.

                                                                        )

__________________                                    )

Signature of Witness                                          )                 By: __________________

                                                                        )                  Robert C. Kopple, Its President

__________________                                    )

Name of Witness

10

POLY SHIELD TECHNOLOGIES, INC.	MARKS GRAY, P.A., as Escrow Agent

By:_______________________________	By:_____________________________
Name:_____________________________	Name: __________________________
Title: ______________________________	Title: ___________________________

EXHIBIT “A”

Sellers’ Representatives

Marion Diefendorf

Company Representative

John da Costa

11

EXHIBIT B

CERTIFICATION OF TRUST

OF THE

ROBERT E. DIEFENDORF REVOCABLE TRUST

We, Marion C. Johnson (also known as Marion C. Diefendorf) and John R. Crawford, hereby certify on this ____ day of June, 20154, as follows:

1.

On July 9, 2014, Robert E. Diefendorf, as Grantor and as Trustee, executed an instrument known as the Robert E. Diefendorf Revocable Trust, which will herein be referred to as the “Trust.”

2.

Robert E. Diefendorf died on November 7, 2013.  By the terms of the trust, three shares were established under the Trust as of his death, designated as Trust A, Trust B and Trust C, respectively.  By the terms of the Trust, all shares of stock owned by the Trust (or devised to the Trust by Robert Diefendorf’s will) in Poly Shield Technologies, Inc., f/k/a GlobeTrac, Inc., a Delaware corporation, and any assets related thereto, are owned by the share designated as Trust A.   All shares of stock owned by the Trust (or devised to the Trust by Robert Diefendorf’s will) in Teak Shield Corp., a Florida corporation are owned by the share designated as Trust B.  All remaining assets, after payment of  debts, expenses and specific bequests, are owned by the share designated as Trust C.

3.

Marion C. Johnson is the sole currently acting Trustee of Trust A and Trust B, and has sole power and authority to act with respect to all shares of stock in the Trust relating to Poly Shield Technologies, Inc., and Teak Shield Corp..  There are no other co-trustees required to sign or otherwise authenticate any documents on behalf of the Trust with respect to such shares.  The address of Marion C. Johnson is set forth in Exhibit A hereto.

4.

John R. Crawford is the sole currently acting Trustee of Trust C, but has no power or authority over any other assets of the trust.  The address of John R. Crawford is set forth in Exhibit A hereto.

5.

From and after the death of Robert E. Diefendorf, the Trust is irrevocable.  No one holds any power to revoke the trust, or to amend the trust.

6.

The Trust provides that the acts of any Trustee in exercising in good faith any powers, authorities or discretion granted in the trust instrument or by law shall be conclusive and binding on all beneficiaries including those who may be contingent, unborn or unascertainable at the time of such exercise.  Such power may be exercised independently and without the prior or subsequent approval of any court or judicial authority, and no person dealing with any Trustee shall be required to inquire into the propriety of any of the actions of the Trustee.  Each Trustee or Successor Trustee shall have all the powers and authority conferred in Chapter 736 of the Florida Statutes, whether or not such Trustee is domiciled in the State of Florida.

7.

Without in any way limiting the foregoing, the Trust provides that the Trustees shall have the following powers and authority, and all others granted to trustees by law, to be exercised in their sole discretion consistent with the best interests of the beneficiaries hereof:

1

(a)

To retain any property that is at any time an asset of the trust, regardless of its nature, as an investment for such length of time as the Trustees may see fit, regardless of any lack of diversification, risk or non-productivity;

(b)

To invest and reinvest in property of every kind and nature, wherever located, including but not limited to bonds, debentures, notes both secured and unsecured, real estate, leaseholds and any other interest in real estate, interests in partnerships and limited partnerships, interests in investment funds, investment companies, mutual funds and common trust funds (including those sponsored or administered by any Trustee) and stocks and stock options of corporations regardless of class, without being limited by any statute or rule of law concerning investments by trustees;

(c)

To buy and sell securities short, on margin or otherwise, and to buy, sell and trade puts and calls in listed equity options, including short sales;

(d)

To sell any property, for cash or on credit, at public or private sales; to exchange any property for other property; to grant options to purchase or acquire property of every kind and nature and for terms of any length, even though the terms may extend beyond the termination of any trust created hereunder, and to cancel, renew, amend, extend and consent to the assignment or modification of any lease or sublease;

(e)

To retain any business interest, as shareholder, security holder, creditor, partner, limited partner, joint venturer, proprietor or otherwise, received by the Trustees from any source, and to acquire and retain other business interests, even though the same may constitute all or a large portion of the trust property, and to continue any such business and to participate in the conduct of any such business with respect to its management and affairs with the same powers an individual could exercise as owner of the business;

(f)

To take any action with respect to conserving or realizing upon the value of any property; and to collect, assume, pay, extend, renew, contest, submit to arbitration, compromise, abandon or release claims and demands of or against the trust;

(g)

To borrow money for any purpose and to mortgage or pledge any property;

(h)

To employ and compensate attorneys, accountants, investment counsel, depositaries, custodians, brokers, proxies and agents, with or without discretionary powers, and to keep any property in the name of a trustee or a nominee, with or without disclosure of any fiduciary relationship, or in bearer form;

(i)

To make any distribution or division of property in cash or in kind or partly in cash and partly in kind;

(j)

To receive and hold additional property of any kind from any source, including by devise or by inter vivos gift; and

(k)

To do all such acts, take all such proceedings and exercise all such rights and privileges with respect to any such property as if the absolute owner thereof, and to execute and deliver any and all contracts, deeds, notes, mortgages, leases and other instruments of every kind and nature.

2

8.

The Trust has not been revoked, modified, or amended in any manner that would cause the representations contained in this certification of trust to be incorrect.   The trust is in full force and effect.

9.

This certification of trust is intended to comply with section 736.1017, Florida Statutes, and any person may act in reliance on this certification of trust and may assume without inquiry the existence of the facts contained in this certification.

IN WITNESS WHEREOF, we, the undersigned Trustees, have executed this Certification as of the date set forth on the first page hereof.

Signed, sealed and delivered

in our presence:

(SEAL)
Signature of Witness	Marion C. Johnson, Trustee _______________________________

Printed Name of Witness
(SEAL)
Signature of Witness

Printed Name of Witness

3

STATE OF FLORIDA

COUNTY OF DUVAL

The foregoing instrument was acknowledged before me this ____ day of June, 2014, by Marion C. Johnson, who is (__) personally known to me or who has produced (__) a Florida Driver's License or (__) _____________________ as identification.

_____________________________________

Signature of Notary Public

Notary Public, State of Florida

My commission expires:________________

(Notarial Seal)

STATE OF FLORIDA

COUNTY OF DUVAL

The foregoing instrument was acknowledged before me this ____ day of June, 2014, by John R. Crawford,who is (__) personally known to me or who has produced (__) a Florida Driver's License or (__) _____________________ as identification.

_____________________________________

Signature of Notary Public

Notary Public, State of Florida

My commission expires:________________

(Notarial Seal)

4

EXHIBIT A

ADDRESSES OF TRUSTEES

The addresses of the Trustees of this Trust are as follows:

Marion C. Johnson

11674 Gran Crique Ct., N.

Jacksonville, Florida 32223

John R. Crawford

1200 Riverplace Blvd., Suite 800

Jacksonville, FL 32202

5

EXHIBIT C

AMENDED AND RESTATED TECHNOLOGY LICENSE AGREEMENT

THIS AMENDED AND RESTATED TECHNOLOGY LICENSE AGREEMENT (this “Amendment”) originally dated the 12th day of March 2012 in the form of a Technology License Agreement with Option to Purchase (the “Original License Agreement”), is entered into among the Estate of Robert Diefendorf (“RDiefendorf”) (the “Estate”), Marion Diefendorf, a Florida resident (“MDiefendorf”) and Teak Shield Corp., a Florida corporation (“Teak”) (the Estate, M. Diefendorf and Teak collectively are referred to as the “Licensor”) and Poly Shield Technologies, Inc., f/k/a GlobeTrac, Inc., a Delaware corporation (the “Licensee”).

BACKGROUND

Pursuant to the Original License Agreement attached hereto as Exhibit “A,” RDiefendorf, MDiefendorf, and Teak licensed to GlobeTrac, Inc. the right to utilize certain products set forth in Exhibt A to the Original License Agreement.  RDiefendorf, MDiefendorf and Teak received on a pre-consolidated basis 5,000,000 shares of common stock in GlobeTrac, Inc. and a one time payment of $250,000. Accordingly, the parties have agreed to amend and restate the Original License Agreement in its entirety, effective as of June __, 2014, to provide that neither the Licenseornor the Licensee shall have any liability for any payment or performance of any obligation through the date of this Amendment and to restructure the terms of their business relationship on a going-forward basis.

NOW THEREFORE, in consideration of the premises and the mutual promises, covenants, conditions, representations and warranties hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are acknowledged, the parties agree as follows:

ARTICLE 1.

Definitions

1.01

“Affiliates” means any person who directly or indirectly controls or is controlled by or is under common control of the Licensee, or a person who beneficially owns, directly or indirectly, 10% or more of the equity of the Licensee.

1.02

"Licensor Affiliate” means any person who directly or indirectly controls or is controlled by or is under common control of the Licensor, or a person who beneficially owns, directly or indirectly, 10% or more of the equity of the Licensor.

1.03

“Licensed Assets” includes the Licensor’s assets more particularly described in Exhibit “A” attached to and forming part of this agreement and any revisions, modifications, enhancements and other developments of derivative works of the assets or other products developed by Licensor.

1.04

“Licensed Products” includes the Licensor’s products more particularly described in Exhibit “B” attached to and forming part of this agreement and any products developed by Licensor using the Licensed Assets during the term of this agreement.

1.05

“Selling Price” means Licensor’s lowest charges to third parties for the Licensed Products.

1

ARTICLE 2.

Non-Exclusive License

2.01

The Licensor grants to the Licensee for the consideration and on the terms and conditions contained in this Amendment, a non-exclusive license to sell the Licensed Products.   All Licensed Products shall be sold to Licensee at the Selling Price.

ARTICLE 3.

Term

3.01

This agreement will commence on the Effective Date and will continue in full force and effect for a period of six years (“Initial Term”) unless earlier terminated as provided below in Article 10.  Thereafter, this agreement will automatically renew for successive terms of two years each (“Renewal Terms”).  Either party may terminate this agreement without cause at the end of the Initial Term or any Renewal Term by providing written notice to the other party at least one month before the end of the Term.  Notwithstanding the foregoing, the provisions off Article 4 shall survive the termination of this Amendment.

ARTICLE 4.

Mutual Releases

4.01

The Licensor, on behalf of the Estate, MDiefendorf and Teak, any other affiliated, related, or subsidiary entities of any of them, and any individuals or entities acting by, for, or on behalf of any of them, in exchange for good and valuable consideration, the receipt of which is hereby acknowledged, release Poly Shield and, any other affiliated, related, or subsidiary entities of Poly Shield, and any individuals or entities acting by, for, or on behalf of Poly Shield, from any and all claims, whether they are known or unknown, matured or unmatured, liquidated or unliquidated, that in any way relate to the Original License Agreement, and any other written or oral agreements between the Estate, MDiefendorf and/or Teak and Poly Shield, the business relationship between or among  the parties, from the beginning of time up to and including this Agreement’s effective date, which is the date the Agreement is fully executed by all parties.  Further, the Licensor, on behalf or the  Estate, MDiefendorf  and Teak, agrees that Poly Shield has no monetary liability to Licensor as of the date of this Amendment.

4.02

Poly Shield, on behalf of any other affiliated, related, or subsidiary entity and any individuals or entities acting by, for or on behalf of it, in exchange for good and valuable consideration, the receipt of which is hereby acknowledged, releases the Estate, MDiefendorf and Teak, any other affiliated, related, or subsidiary entities of any of them, and any individuals or entities acting by, for, or on behalf of any of them, from any and all claims, whether they are known or unknown, matured or unmatured, liquidated or unliquidated, that in any way relate to the License Agreement, from the beginning of time up to and including this Agreement’s effective date, which is the date the Agreement is fully executed by all parties.

2

ARTICLE 5.

Proprietary Rights and Confidentiality

5.01

Ownership and Protection.  Each party agrees that it has no interest in or right to use the Proprietary Information of the other except in accordance with the terms of this agreement.  All rights, title and interest in and to the original and all copies of, in any and all forms, the Licensed Assets, and all parts thereof, whether made by the Licensor or the Licensee, belong to the Licensor.  Each party acknowledges that it may disclose Proprietary Information to the other in the performance of this agreement.  The party receiving the Proprietary Information will (i) maintain it in strict confidence and take all reasonable steps to prevent its disclosure to third parties, except to the extent necessary to carry out the purposes of this agreement, in which case these confidentiality restrictions will be imposed upon the third parties to whom the disclosures are made, (ii) use at least the same degree of care as it uses in maintaining the secrecy of its own Proprietary Information (but no less than a reasonable degree of care) and (iii) prevent the removal of any proprietary, confidential or copyright notices placed on the Proprietary Information.

5.02

Limitation.  Neither party will have any obligation concerning any portion of the Proprietary Information of the other that (i) is publicly known prior to or after disclosure hereunder other than through acts or omissions attributable to the recipient or its employees or representatives; (ii) is disclosed in good faith to the recipient by a third party having a lawful right to do so; (iii) is the subject of written consent of the party that supplied such information authorizing disclosure; or (iv) is required to be disclosed by the receiving party by applicable law or legal process, provided that the receiving party will immediately notify the other party so that it can take steps to prevent its disclosure.

5.03

Remedies for Breach.  In the event of a breach of this Article 5, the parties agree that the non-breaching party may suffer irreparable harm and the total amount of monetary damages for any injury to the non-breaching party may be impossible to calculate and would therefore be an inadequate remedy.  Accordingly, the parties agree that the non-breaching party may be entitled to temporary, preliminary and permanent injunctive relief against the breaching party, its officers or employees, in addition to such other rights and remedies to which it may be entitled at law or in equity.

5.04

No Implied Assignment.  Nothing contained in this agreement will directly or indirectly be construed as an assignment or grant to the Licensee of any right, title or interest in and to the original and all copies in any and all forms of the Licensed Assets except for the limited license rights granted to the Licensee as expressly provided in this agreement.

ARTICLE 6.

Restrictions

6.01

The Licensee will not remove or alter any copyright or proprietary notice from copies of the Licensed Products. Except in accordance with the terms of this agreement or any other express written agreement between the parties, the Licensee agrees to use reasonable care and protection to prevent the unauthorized use, copying, publication or dissemination of the Licensed Products.  The Licensor has the right to obtain injunctive relief against any actual or threatened violation of these restrictions, in addition to any other available remedies.

3

ARTICLE 7.

Teak shall defend all warranty claims to the extent that those claims are represented in the Licensed Assets information and descriptions supplied to Licensee.  The Estate and MDiefendorf will use their best efforts to cause Teak to defend such claims, but this agreement shall not impose any personal liability for such claims on either of them.

ARTICLE 8.

Termination

8.01

In the event of a material breach or default by either party in the performance of its obligations assumed hereunder, the non-defaulting party may, at its discretion, terminate this agreement by giving 15 days written notice to the defaulting party specifying the material breach or default, requesting the discontinuance of such material breach or default, and/or stating what action is necessary to cure the material breach or default.  If such breach or default is not discontinued or corrected, or correction commenced for any breach that by its nature would take more than 15 days to cure, by the end of the 15 day period, this agreement will, at the discretion of the non-defaulting party, be terminated.  Such right of termination will not be exclusive of any other remedies to which the non-defaulting party may be lawfully entitled, it being intended that all such remedies will be cumulative.

8.02

The Licensor may terminate this agreement immediately upon written notice to the Licensee, and without allowing the Licensee 15 days to correct the breach, if:

(a)

the Licensee discontinues sales of the Licensed Assets for more than 12 consecutive months; or

(b)

the Licensee has had proceedings by or against it in bankruptcy or under insolvency laws or for reorganization, administration, receivership, dissolution or liquidation; or

(c)

the Licensee has had an assignment for the benefit of creditors;

(d)

the Licensee has become insolvent.;

(e)

more than 50% of the stock of the Licensor is transferred to any person other than a Licensor Affiliate, and the transferor does not agree to assume this agreement, or the Licensee does not consent to such assumption on terms and conditions which include the termination of any further indemnity obligation on the part of the Licensor;

(f)

substantially all of the assets of the Licensor are transferred to any person other than a Licensor Affiliate; or

(g)

the shareholders of the Licensor determine to discontinue the business of the Licensor.

4

8.03

Upon termination of this agreement for any reason, the licenses granted herein will terminate. The Licensee, its Affiliates, and/or its agents, will immediately discontinue the exercise of the licenses and the use of the Licensed Products or services, trademarks, know-how and technical information related to the Licensed Assets.  Not later than seven days after the termination or expiration of this agreement, the Licensee will return to the Licensor or destroy, as specified by the Licensor, all forms and materials relating to the Licensed Products.

ARTICLE 9.

Representations and Warranties

9.01

Licensor represents and warrants to Licensee as follows and acknowledges that Licensee is relying upon such representations and warranties in connection with this agreement and option to purchase and that Licensee would not have entered into this agreement without such representations and warranties:

(a)

Licensor maintains all rights, title, ownership and interest in the Licensed Assets with good and marketable title, and there are no liens or encumbrances registered or pending to be registered against the Licensed Assets.

(b)

Licensor has the necessary authority to enter into and deliver this agreement on the terms and conditions set forth in this agreement and to do all such acts and things as may be necessary to give effect to the transactions contemplated herein.

(c)

To the best of Licensor’s knowledge, the use or assignment of the Licensed Assets does not infringe in any respect upon the technology or intellectual property rights of any other person or entity and no other person or entity has claimed or threatened to claim the right to use any Licensed Assets or to deny the right of Licensor to use the same.

(d)

The Licensor’s execution and delivery of this agreement, the consummation of the transactions contemplated in this agreement, the performance of its obligations hereunder and its compliance with this agreement do not violate, contravene or breach, or constitute a default under any contract, agreement, or commitment to which Licensor is a party to or subject or by which Licensor is bound or affected.

(e)

There are no legal actions, claims, demands, judgments, injunctions, or other pending proceedings affecting in any manner the Licensed Assets.

9.02

Licensee represents and warrants to Licensor as follows and acknowledges that Licensor is relying upon such representations and warranties in connection with this agreement and option to purchase and that Licensor would not have entered into this agreement without such representations and warranties:

(a)

Licensee has the necessary authority to enter into and deliver this agreement on the terms and conditions set forth in this agreement and to do all such acts and things as may be necessary to give effect to the transactions contemplated herein.

5

(b)

The Licensee’s execution and delivery of this agreement, the consummation of the transactions contemplated in this agreement, the performance of its obligations hereunder and its compliance with this agreement do not violate, contravene or breach, or constitute a default under any contract, agreement, or commitment to which Licensee is a party to or subject or by which Licensee is bound or affected.

9.03

Survival of Representations and Warranties.   The representations and warranties contained in this section will survive the completion of the transactions contemplated by this agreement and, notwithstanding such completion, will continue in full force and effect for a period of five years from the Effective Date, except any representation and warranty in respect of which a claim based on fraud is made, which in each case will be unlimited as to duration.

ARTICLE 10.

Indemnification

10.01

The Licensor will indemnify, defend and hold harmless the Licensee, its Affiliates and any distributors, and the customers of the Licensee, and their respective officers, directors, employees agents and affiliates (collectively, for purposes of this Section 9, the “Licensee Persons”) from all damages, liabilities and expenses (and all legal costs including attorneys’ fees, court costs, expenses and settlements resulting from any action or claim) arising out of, connected with or resulting in any way from: (i) any allegation that the Licensee Persons’ possession, distribution or use of the Licensed Assets infringes a patent, trademark, copyright, trade secret or other intellectual property right of a third party, provided that the Licensor will have no indemnity obligations with regard to any such damages, liabilities or expenses arising from the negligence or misconduct of any Licensee Person or any failure by any Licensee Person to comply with the terms of this agreement.  If any such claim or proceeding arises, the Licensee Persons seeking indemnification hereunder will give timely notice of the claim to the Licensor after they receive actual notice of the existence of the claim.  The Licensor will have the option, at its expense, to employ counsel reasonably acceptable to the Licensee Persons to defend against such claim and to compromise, settle or otherwise dispose of the claim; provided, however, that no compromise or settlement of any claim admitting liability of or imposing any obligations upon the Licensee Persons may be affected without the prior written consent of such the Licensee Persons.  In addition, and at its option and expense, the Licensor may, at any time after any such claim has been asserted, and will, in the event any Licensed Asset is held to constitute an infringement, either procure for the Licensee Persons the right to continue using that Licensed Asset, or replace or modify Licensed Asset so that it becomes non-infringing, provided that such replacement or modified Licensed Asset has the same functional characteristics as the infringing the Licensed Asset, or, if the prior two remedies are commercially impractical, refund to the Licensee all fees, costs, and charges paid by the Licensee to the Licensor for that Licensed Asset and any other Licensed Asset reasonably rendered ineffective as the result of said infringement.  The Licensee will cooperate fully in such actions, making available books or records reasonably necessary for the defense of such claim.  If the Licensor refuses to defend or does not make known to the Licensee Persons its willingness to defend against such claim within 10 days after it receives notice thereof, then the Licensee Persons will be free to investigate, defend, compromise, settle or otherwise dispose of such claim in its best interest and incur other costs in connection therewith, all at the expense of the Licensor.

6

ARTICLE 11.

Dispute Resolution

11.01

Any claim or controversy arising out of, governed by or pertaining to this agreement or the breach thereof ("Dispute"), whether such claim or controversy is based on common law, case law, statute, rule or regulation of any nation or territory, or political subdivision of a nation or territory, shall be resolved as provided in this section.

11.02

The parties agree that no party shall have the right to sue any other party regarding a Dispute except a party may seek injunctive or other provisional or equitable relief in order to preserve the status quo of the parties pending resolution of the Dispute, and the filing of, or response to, an action seeking injunctive or other provisional relief shall not be construed as a waiver of that party's rights under this section.

11.03

If a Dispute arises between the parties, the parties shall initially use their best efforts to resolve the Dispute by negotiation.  To commence the Dispute resolution process and time periods, any party may serve written notice on the other party specifically identifying the Dispute and requesting that efforts at resolving the Dispute begin.

11.04

If the parties are unable in good faith to resolve the Dispute by negotiation within 30 days after the initial notice, the Dispute, as well as any counterclaims or cross-claims made, shall be submitted to binding arbitration, and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof.  Except as otherwise provided in this section, the arbitration shall be conducted in accordance with, and governed by, the Commercial Arbitration Rules of the American Arbitration Association.  The arbitration shall proceed with due dispatch and a decision shall be rendered within 60 days after the appointment of the final arbitrator.  Such decision shall be in such written form that a judgment may be entered on it in any court of competent jurisdiction, and all awards may if necessary be enforced by any court having jurisdiction in the same manner as a judgment in such court.  In no event shall the arbitrators' award include any component for punitive or exemplary damages whether based on the common law, case law or statute.  The parties shall bear equally all costs; provided, however, that the prevailing party shall be entitled to an award for actual damages, attorneys' fees, and accountants' and other experts’ fees it incurred in the arbitration proceeding.

ARTICLE 12.

Successors and Assigns

This agreement will be binding upon and inure to the benefit of each of the parties and their respective successors and assigns; provided, however, that the Licensee may not assign or sublicense this agreement in whole or in part to any person or entity not an Affiliate of the Licensee without the prior written consent of the Licensor, and any assignment or sublicense attempted without such consent will be void and be cause for termination.

7

ARTICLE 13.

Severability

If any one or more of the provisions contained herein should be found invalid, illegal or unenforceable in any respect in any jurisdiction, the validity, legality and enforceability of such provisions will not in any way be affected or impaired thereby in any other jurisdiction and the validity, legality and enforceability of the remaining provisions contained herein will not in any way be affected or impaired thereby.

ARTICLE 14.

Further Assurances

Each of the parties covenants and agrees, from time to time and at all times, to do all such further acts and execute and deliver all such further deeds and documents as will be reasonably required in order to fully perform and carry out the terms and intent of this agreement.

ARTICLE 15.

Governing Law

The validity and construction of this agreement will be governed by, subject to and construed in accordance with the laws of the State of Florida, excluding its conflicts of law rules, and will be treated in all respects as a State of Florida contract.  If either party employs attorneys to enforce any right arising out of or relating to this agreement, the prevailing party will be entitled to recover its reasonable attorneys’ fees and costs.  Any claim arising out of or relating to this agreement will be subject to the Dispute resolution provisions of Article 16 herein. This agreement is subject to the Securities Exchange Commission and its rules and regulations.

ARTICLE 16.

Independent Contractors

It is expressly agreed that the Licensor and the Licensee are acting under this agreement as independent contractors, and the relationship established under this agreement will not be construed as a partnership, joint venture or other form of joint enterprise, nor will one party be considered an agent of the other.  Neither party is authorized to make any representations or create any obligation or liability, expressed or implied, on behalf of the other party, except as may be expressly provided for in this agreement.

ARTICLE 17.

Entire Agreement

This document constitutes the entire agreement between the parties, all oral agreements being merged herein, and supersedes all prior representations.  There are no representations, agreements, arrangements or understandings, oral or written, between or among the parties relating to the subject matter of this agreement that are not fully expressed herein.

8

ARTICLE 18.

Amendment

The provisions of this agreement may be modified at any time by agreement of the parties.  Any such agreement hereafter made shall be ineffective to modify this agreement in any respect unless in writing and signed by the parties against whom enforcement of the modification or discharge is sought.

ARTICLE 19.

Notice, Performance and Time

19.01

Any notice that must be given to a party under this agreement must be delivered to the party by hand, fax or email at the address, fax number or email address given for the party on page 1 of this agreement unless otherwise specified in this agreement or in writing by the party and is deemed to be received by the party to whom the notice is addressed when it is delivered by any of the means provided in this section.

19.02

Any act that must be performed under this agreement must be performed during business hours where it is to be performed unless the day specified for performance is a non-business day, in which case it must be performed on the next business day.

19.03

Time is of the essence of this agreement and any amendments to it.

ARTICLE 20.

Sections and Headings

The division of this agreement into sections and the insertion of headings are for convenience and reference only and will not affect the construction or interpretation of this agreement.

ARTICLE 21.

Counterparts, Facsimile or Email Signatures

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.  The parties may sign this Agreement in their respective cities and exchange signature pages by facsimile or email.  Such facsimile or email signatures shall be deemed originals and shall have the same effect as original signatures.

IN WITNESS WHEREOF this agreement was executed by the parties hereto as of the Effective Date.

[Signatures on Following Page]

9

The Licensor:

Teak Shield Corp.

Signature:  /s/ Marion Johnson

By:  Marion Johnson

Title:  V. President

Date:  June 23, 2014

Signed, sealed and delivered by the Estate of

Robert Diefendorf on June 23, 2014

Signature:  /s/ Marion Diefendorf

By:  Marion Diefendorf

Title:  Personal Representative

Date: June 23, 2014

Signed, sealed and delivered by Marion

Diefendorf on June 23, 2014

before

/s/ Sharon L Palmer

Signature of witness

Sharon L Palmer

Name of witness

/s/ Marion Diefendorf

Marion Diefendorf

The Licensee:

The Common Seal of

Poly Shield Technologies, Inc., f/k/a GlobeTrac Inc.

affixed was hereunto in the presence of:  C/S

Poly Shield Technologies, Inc., f/k/a GlobeTrac Inc.

Signature:  /s/ Joao da Costa

By:  Joao (John) da Costa

Title:  C.F.O.

Date: June 24, 2014

10

EXHIBIT “A”

To that certain Amended and Restated Technology License Agreement Between the Estate of Robert Diefendorf and Marion Diefendorf and Teak Shield Corp (Licensor) And Poly Shield Techologies, Inc. f/k/a GlobeTrac Inc. (Licensee)

LICENSED ASSETS

Subject to the terms and conditions set forth in the foregoing agreement (the “License Agreement”), the parties agree that the following are the Licensed Assets, free of encumbrances, liens, assignments or any third party claims:

1.

All Licensed Products as defined in the License Agreement, together with any improvements or developments

2.

All technology, Proprietary Information and intellectual property developed by Licensor, or jointly with others, in relation to the Licensed Assets

3.

All patents, patents pending, provisional patents, and patentable property related to the Licensed Assets

4.

All inventions, discoveries, research or developments, know-how, show-how, information on techniques and trade secrets, whether or not patentable or copyrightable, related to the Licensed Assets

5.

All trademarks, service marks, industrial designs, trade names, service names, logos, brands, and copyrights used in connection with the Licensed Assets

6.

All methods of product development, formulas, formulations, manufacturing techniques, processes, specifications, components and suppliers in connection with the Licensed Assets

7.

All proprietary software and data, including but not limited to: concepts, designs, documentation, reports, specifications, source code, object code, flow charts, file record layouts and databases related to the Licensed Assets

8.

All customer lists and records, customer billing information and other information and materials related to Existing Customers (as defined in the License Agreement)

9.

All supplier identities, characteristics and agreements

10.

All marketing plans, business plans, strategies, and revenue forecasts

11.

All rights of Licensor, express or implied, related to the Licensed Assets, and any claims of Licensor against third parties relating to the Licensed Assets prior to and after the Effective Date of the agreement

12.

All goodwill or going-concern value of the Licensor, that by law may be transferred

11

EXHIBIT “B”

To that certain Amended and Restated Technology License Agreement

Between the Estate of Robert Diefendorf and Marion Diefendorf and Teak Shield Corp (Licensor)

And Poly Shield Techologies, Inc. f/k/a GlobeTrac Inc. (Licensee)

LICENSED PRODUCTS

The formulas and vendors will not be available until after the sale is completed

The following products available in gallons, 5 gallons, drums and totes:

20043	Super Shield
20059VCF	Superior Shield (0 VOC)
20062VC	Super Shield (water base)
20050R20	Superior Shield Radiant Barrier
66070	Fluoroblend (water base)
66071	Fluoroblend (solvent base)
40081	Teak Shield (wood coating)
50804	Mastishield (mastic clear)
50809	Mastishield (white-color available)
20900	Epoxy (clear)
20200	Epoxy (white-color available)
40003	Metal Prep (most metals-rust proofing)
50800	Super Cleaner (anti microbial)
50801	Tile Prep (required for most tile)
50803	Adhesion Promoter
50806	Primer (fluoroseal solvent base)
50802	Primer (fluoroseal water base)
20076	Super Shield High Heat 800F
20077	Super Shield High Heat 1400F
20071	Microshield Plus (antimicrobial)

The following are available in aerosols:

20063	Fluoropolymer VOC solvent base 120Z
20071	Microshield Plus 12 & 160Z (antimicrobial)

Available in #.5 OZ tubes:

20066	Polish (non silicone)
20068	Silver Polish (non silicone)

Available in Qts & gallons:

ATS101	Flattner (solvent or water base)

Available by the pound:

20041	Whisper grit (non slip in white or dark)
Colors available with charges for standard

12